                                                                   EXHIBIT 11.01


Computation of per share earnings

The Company utilizes the "treasury stock" method in computing earnings per share calculations on both a primary and fully diluted basis. The cash proceeds from the anticipated exercise of warrants are assumed to be used to repurchase shares of common stock at the average market price during the period. If the exercise price of the warrants is less than the average market price of common stock, more common shares will have been issued than will have been repurchased; thus, the net number of common shares outstanding is increased and the warrants are dilutive in effect. However, if the exercise price of the warrants is greater than the average price of common stock, the cash proceeds from the assumed exercise of the warrants would provide for repurchasing more common shares than were issued when the warrants were exercised; thus, the net number of common shares outstanding is decreased and the warrants are antidilutive. In the latter situation, the warrants are disregarded in calculating primary earnings per share, notwithstanding the fact that they are classified as common stock equivalents.